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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                               Polymer Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   731745 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jerry Zucker
                            The InterTech Group, Inc.
                                    FTG, Inc.
                               4838 Jenkins Avenue
                     North Charleston, South Carolina 29405
                                 (843) 744-5174
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                               H. Kurt von Moltke
                                Kirkland & Ellis
                              200 E. Randolph Drive
                             Chicago, Illinois 60601
                                 (312) 861-2000


                                December 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

                               Page 1 of 12 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 2 of 12 Pages

--------------------                                               -------------
CUSIP No. 731745105                    13D                          Page 3 of 12
                                                                    Pages
--------------------                                               -------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jerry Zucker
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                      [_]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

   NUMBER OF                        3,819,058 (See Item 5)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER

   OWNED BY                         4,368,189 (See Item 5)
     EACH            -----------------------------------------------------------
   REPORTING          9.    SOLE DISPOSITIVE POWER

    PERSON                          3,819,058 (See Item 5)
     WITH            -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER

                                    4,368,189 (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,187,247 (See Item 5)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                             [X]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.5% (See Item 5)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

          IN
================================================================================

* SEE INSTRUCTIONS.

--------------------                                               -------------
CUSIP No. 731745105                    13D                          Page 4 of 12
                                                                    Pages
--------------------                                               -------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The InterTech Group, Inc.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                               [_]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          South Carolina
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

   NUMBER OF                        4,088,568 (See Item 5)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER

   OWNED BY                         None (See Item 5)
     EACH            -----------------------------------------------------------
   REPORTING          9.    SOLE DISPOSITIVE POWER

    PERSON                          4,088,568 (See Item 5)
     WITH            -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER

                                    None (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,088,568 (See Item 5)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                             [X]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.8% (See Item 5)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

          CO
================================================================================

* SEE INSTRUCTIONS.

--------------------                                               -------------
CUSIP No. 731745105                    13D                          Page 5 of 12
                                                                    Pages
--------------------                                               -------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          FTG, Inc
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                               [_]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          South Carolina
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

   NUMBER OF                        261,651 (See Item 5)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER

   OWNED BY                         None (See Item 5)
     EACH            -----------------------------------------------------------
   REPORTING          9.    SOLE DISPOSITIVE POWER

    PERSON                          261,651 (See Item 5)
     WITH            -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER

                                    None (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,651 (See Item 5)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                             [X]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.8% (See Item 5)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

          CO
================================================================================

* SEE INSTRUCTIONS.

         This Amendment No. 6 amends and supplements the statement on Schedule 13D (as previously amended and supplemented, the "Statement") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Polymer Group, Inc. (the "Issuer"), as previously filed and amended by Jerry Zucker, The InterTech Group, Inc. ("InterTech") and FTG, Inc. ("FTG") (together, the "Reporting Persons"). James G. Boyd is not a Reporting Person for purposes of this Statement, but information on Mr. Boyd is provided by virtue of the fact that he is Executive Vice President, Treasurer, Secretary and a Director of both InterTech and FTG.

         Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Statement. Except as indicated herein, the information set forth in the Statement remains unchanged.

         Item 2.      Identity and Background.

         Item 2 is hereby amended to incorporate by reference the amended Exhibit A, which is filed as an exhibit to this Amendment No. 6.

         Item 4.      Purpose of Transaction.

         The Reporting Persons may acquire additional shares of Common Stock from time to time for investment purposes. The Reporting Persons have no other plans or proposals which would relate to or result in any action described in the instructions to this Item 4.

         Item 5.      Interest in Securities of the Issuer.

         (a) The shares of Common Stock covered by this Statement beneficially owned by the Reporting Persons and Mr. Boyd are as follows (based on 32,004,200 shares outstanding in the case of FTG and InterTech; 32,004,200 shares outstanding and 155,000 shares subject to options held by Mr. Zucker that are exercisable within 60 days in the case of Mr. Zucker; and 32,004,200 shares outstanding and 92,500 shares subject to options held by Mr. Boyd that are exercisable within 60 days in the case of Mr. Boyd; all as of November 4, 2002):

                              Name             Shares Beneficially Owned     Percentage of Class
                  -------------------------    -------------------------     -------------------
                  Jerry Zucker ............           8,187,247                      25.5%
                  InterTech ...............           4,088,568                      12.8%
                  FTG .....................             261,651                       0.8%
                  James G. Boyd ...........           5,069,268                      15.8%

                  The shares of Common Stock reflected above include 3,819,058 shares held by Mr. Zucker (including 155,000 shares subject to options exercisable within 60 days), 7,080 shares held by Mr. Zucker's wife, 10,890 held in trust by Mr. Zucker's children, 4,088,568 shares held by InterTech, 261,651 shares held by FTG and 719,049 shares held by Mr. Boyd (including 92,500 shares subject to options exercisable within 60 days). Mr. Zucker is Chairman, Chief Executive Officer, a Director and the controlling stockholder of both InterTech and FTG, and as a result may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a Director and a stockholder of both InterTech and FTG, and as a result may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Messrs. Zucker and Boyd each expressly disclaim

                               Page 6 of 12 Pages
                  beneficial ownership of the shares held by each of InterTech and FTG. Mr. Zucker also expressly disclaims beneficial ownership of the shares held in the names of his wife and children.

                  In addition to the shares described above, Mr. Zucker holds options to purchase shares of Common Stock which are not currently beneficially owned by Mr. Zucker pursuant to Rule 13d-3(d)(1), because such options are not exercisable within 60 days. Such currently unexercisable options consist of the following: (A) under the Issuer's 1996 Key Employee Stock Option Plan (the "1996 Plan"), Mr. Zucker holds options to purchase an additional 130,000 shares of Common Stock (at a purchase price of $1.88 per share), which options vest in equal annual installments on September 24, 2003 through September 24, 2004; and (B) under the Issuer's 2001 Key Employee Stock Option Plan (the "2001 Plan"), Mr. Zucker holds options to purchase an additional 25,000 shares of Common Stock (at a purchase price of $2.75 per share), which options vest in equal annual installments on June 6, 2003 through June 6, 2004.

                  The Reporting Persons and certain other shareholders of the Issuer are parties to a Voting Agreement. The Voting Agreement provides that the parties thereto will vote in the same manner on certain issues, including the election of directors. Collectively, the parties to the Voting Agreement own 15,311,340 or 47.5% of the outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock owned by the other parties to the Voting Agreement. Exhibit A to this Amendment No. 6, which is incorporated herein by reference, sets forth the following information with respect to each party to the Voting
                  Agreement: (i) name, (ii) address of principal business office, and (iii) the number of shares of Common Stock owned by such party.

         (b)      Number of shares of Common Stock as to which such person has:

                  (i)    Sole power to vote or to direct the vote:

                         Jerry Zucker .........................   3,819,058
                         InterTech ............................   4,088,568
                         FTG ..................................     261,651
                         James G. Boyd ........................     719,049

                  (ii)   Shared power to vote or to direct the vote:

                         Jerry Zucker .........................   4,368,189
                         James G. Boyd ........................   4,350,219

                  (iii)  Sole power to dispose or to direct the disposition of:

                         Jerry Zucker .........................   3,819,058
                         InterTech ............................   4,088,568
                         FTG ..................................     261,651
                         James G. Boyd ........................     719,049

                               Page 7 of 12 Pages

                  (iv)  Shared power to dispose or to direct the disposition of:

                        Jerry Zucker .......................     4,368,189
                        James G. Boyd ......................     4,350,219

                  The filing of this Statement shall not be construed as an admission by Mr. Zucker, InterTech, FTG, Mr Boyd or any party to the Voting Agreement that such person is, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, the beneficial owner of any securities covered by this Statement.

         (c) In the past 60 days, the following transactions have occurred involving the persons named in paragraph (a) above:

                  As disclosed herein, on December 11, 2002, Mr. Zucker sold 320,000 shares of Common Stock on the open market over the OTC Bulletin Board for consideration of $.10 per share.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

         (e)      Inapplicable.

         Item 7.     Material to be filed as Exhibits.

         Exhibit A - Exhibit A is hereby amended to incorporate by
                     reference the information set forth in amended Exhibit A, which is filed herewith.

         Exhibit K - Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, relating the filing of this Amendment No. 6 to Schedule 13D.

                               Page 8 of 12 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2002

                                          /s/ Jerry Zucker
                                         --------------------------------------
                                         Name: Jerry Zucker


                                         The InterTech Group, Inc.


                                          /s/ Jerry Zucker
                                         --------------------------------------
                                         Name: Jerry Zucker
                                         Its: Chairman, President and CEO


                                         FTG, Inc.


                                          /s/ Jerry Zucker
                                         --------------------------------------
                                         Name: Jerry Zucker
                                         Its: Chairman, President and CEO

                               Page 9 of 12 Pages

                                                                       EXHIBIT A

                         Parties to the Voting Agreement


                                                     Address of Principal                      Number of Shares of
                Name                                  Business Office                            Common Stock(a)
------------------------------------  ---------------------------------------------------  ---------------------------
Jerry Zucker                             4838 Jenkins Avenue                                                 3,819,058
                                         North Charleston, SC 29405

James G. Boyd                            4838 Jenkins Avenue                                                   719,049
                                         North Charleston, SC 29405

The InterTech Group, Inc.                4838 Jenkins Avenue                                                 4,088,568
                                         North Charleston, SC 29405

FTG, Inc.                                4838 Jenkins Avenue                                                   261,651
                                         North Charleston, SC 29405

Golder, Thoma, Cressey Fund III, L.P.    c/o Golder, Thoma, Cressey, Rauner, Inc.                            5,627,176
                                         6100 Sears Tower
                                         Chicago, IL 60606

Leeway & Co.                             c/o State Street Bank and Trust Co.                                   795,838
                                         Master Trust Division-Q4W
                                         P.O. Box 1992
                                         Boston, MA 02110

         ------------------

         (a) Share information provided in this Exhibit A is based on the most recent information available to the Reporting Persons through public disclosure or otherwise. Each Reporting Person makes no representations as to the accuracy of information set forth herein other than for itself.

                               Page 10 of 12 Pages

                                                                       EXHIBIT K

                       SCHEDULE 13D JOINT FILING AGREEMENT

         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use this Schedule 13D to which this
              Exhibit is attached and this Amendment No. 6 to Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                   * * * * * *

                               Page 11 of 12 Pages

         Date:  December 13, 2002


                                          /s/ Jerry Zucker
                                        ----------------------------------------
                                        Name: Jerry Zucker


                                        The InterTech Group, Inc.


                                         /s/ Jerry Zucker
                                        ----------------------------------------
                                        Name: Jerry Zucker
                                        Its: Chairman, President and CEO


                                        FTG, Inc.


                                         /s/ Jerry Zucker
                                        ----------------------------------------
                                        Name: Jerry Zucker
                                        Its: Chairman, President and CEO

                               Page 12 of 12 Pages